Filed pursuant to Rule 433
 July 2, 2008
 Relating to Preliminary Pricing Supplement No.690 to
 Registration Statement Nos. 333-137691, 333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. S-NOTESSM
Pricing Sheet – July 2, 2008

6.50% (ANNUALIZED) SIX MONTH NIKKEI-225 STOCK AVERAGE KNOCK-IN SECURITIES DUE JANUARY 8, 2009

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	6.50% (Per Annum), Six Month Securities due January 8, 2009 linked to the Underlying Index set forth in the table below.
Interest Payment Dates:	Interest on the Securities is payable monthly in arrears on the 8th day of each month starting on August 8, 2008 and ending on the Maturity Date
Underlying Index	Ticker	Coupon Rate Per annum*	Interest Rate	Put Premium	Knock-in Level	CUSIP	ISIN
Nikkei-225 Stock Average	NKY	6.50%	3.03%	3.47%	80%	00083GVU5	US00083GVU56
*This Security has a term of six months, so you will receive a pro rated amount of this per annum rate based on such six-month period.
Denomination/Principal:	$1,000
Issue Size:	USD 350,000
Issue Price:	100%
Payment at Maturity:
The payment at maturity for each Security is based on the performance of the Underlying Index linked to such Security:
i)     If the closing value of the Underlying Index has not fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
ii)    If the closing value of the Underlying Index has fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:
a)    In the event that the closing value of the Underlying Index on the Determination Date is at or above the Initial Value, we will pay you the principal amount of each Security in cash; or
b)    In the event that the closing value of the Underlying Index on the Determination Date is below the Initial Value, we will pay you an amount in cash calculated as follows:

$1,000  x   Final Value
                  Initial Value

If the closing value of the Underlying Index has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final value of the Underlying Index is less than its initial value, you will lose some or all of your initial principal investment.

Initial Value:	13,286.37 (100% of the value of the Underlying Index at the time we priced the Securities on the Trade Date)
Final Value:	100% of the closing value of the Underlying Index on the determination date.
Knock-In Level:	10,629.10 (80% of the Initial Value)
Indicative Secondary Pricing:	• Internet at: www.s-notes.com Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	July 2, 2008 subject to certain adjustments as described in the related pricing supplement

Settlement Date:	July 8, 2008
Determination Date	January 5, 2009 subject to certain adjustments as described in the related pricing supplement
Maturity Date:	January 8, 2009 (Six Month)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

The Nikkei 225 Stock Average is compiled, calculated, maintained and announced by Nihon Keizai Shimbun, Inc. (“NKS”).  We refer to NKS as the Index Sponsor.  The Index Sponsor is not an affiliate of ours and is not involved with this offering in any way.  The obligations represented by the Securities are our obligations, not those of the Index Sponsor.  Investing in the Securities is not equivalent to investing directly in the Underlying Index or a product that tracks the performance of the Underlying Index.

“Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of NKS. The Nikkei 225 Stock Average is the intellectual property of NKS and NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.  These trademarks and service marks have been licensed for use for certain purposes by ABN AMRO Bank N.V.  The Securities have not been passed on by NKS.  The Securities are not sponsored, endorsed, sold or promoted by NKS and NKS makes no warranties or bears any liability with respect to the Securities.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Index to which it is linked, as described below.

What will I receive at maturity of the Securities?

The payment at maturity of each Security will depend on (i) whether or not the closing value of the Underlying Index to which such Security is linked fell below the knock-in level on any trading day from but not including the pricing date to and including the determination date (such period, the "Knock-in Period"), and if so, (ii) the closing value of the Underlying Index on the determination date.  To determine closing values, we look at the values calculated and published by the Index Sponsor.

•	If the closing value of the Underlying Index has not fallen below the knock-in level on any trading day during the Knock-in Period, we will pay you the principal amount of each Security in cash.

•	If the closing value of the Underlying Index has fallen below the knock-in level on any trading day during the Knock-in Period, we will either:

•	in the event that the closing value of the Underlying Index is at or above the initial value on the determination date, pay you the principal amount of each Security in cash; or

•	in the event that the closing value of the Underlying Index is below the initial value on the determination date, we will pay you an amount in cash equal calculated as follows:

$1,000  x   Final Value
                  Initial Value

If the closing value of the Underlying Index has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final value of the Underlying Index is less than its initial value, you will lose some or all of your initial principal investment.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because we are paying you a premium to assume the risk that at maturity we may deliver cash to you in an amount less than the principal amount of each Security depending on the performance of the Underlying Index. As explained above under "What will I receive at maturity of the Securities?" if the closing value of the Underlying Index has fallen below the knock-in level on any trading day from but not including the pricing date to and including the determination date and the closing value of the Underlying Index on the determination date is below the initial value, we will pay you an amount in cash which will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

What interest payments can I expect on the Securities?

The interest rate is fixed at issue and is payable in cash on each interest payment date irrespective of the amount, if any, you receive at maturity.

Can you give me an example of the payment at maturity?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial value of the Underlying Index was 13,000 and the knock-in level for such offering was 80% then the knock-in level would be 10,400 per share or 80% of the initial value.

If the closing value of the Underlying Index had fallen below its knock-in level of 10,400 on any trading day from but not including the pricing date to and including the determination date, then payment at maturity would depend on the closing value of the Underlying Index on the determination date. In this case, if the closing value of the Underlying Index on the determination date is 11,600, which is below the initial value, your payment at maturity would be calculated as follows:

$1000 x	11,600 = $892.31 13,000

Therefore your total payment at maturity would be $892.31.

If, on the other hand, the closing value on the determination date of the Underlying Index was

15,000, which is above the initial value, you would receive payment at maturity of $1000 cash for each $1,000 principal amount of the Securities regardless of the knock-in level having been breeched. In addition, over the life of the Securities you would have received interest payments at the rate of 10% per annum.

Alternatively, if the closing value of the Underlying Index never falls below its knock-in level on any trading day from but not including the pricing date to and including the determination date, at maturity you would receive $1,000 in cash for each $1,000 principal amount of the Securities you hold regardless of the closing value of the Underlying Index on the determination date. In addition, over the life of the Securities you would have received interest payments of 10% per annum.

These examples are for illustrative purposes only.  For each offering we will set the initial value and knock-in level (subject to adjustment for certain  events affecting the Underlying Index) on the date we price the Securities, which we refer to as the pricing date.  It is not possible, however, to predict the closing value of the Underlying Index on the determination date or at any time during the life of the Securities.

Do I benefit from any appreciation in the Underlying Index over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent.  As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected.  In addition, if the closing value of the Underlying Index falls below the applicable Knock-In Level on any trading day during the Knock-In Period, you will be exposed to any decline in the value of the Underlying Index below the closing value of such Underlying Index on the date the Securities were priced.  Accordingly, you may lose some or all of your initial principal investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the aggregate fixed coupon payment you earn during the term of the Securities.  This means that you will not benefit from any appreciation in the value of the Underlying Index, nor will you receive dividends paid on the stocks comprising the Underlying Index, if any.  Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the value of the Underlying Index increases during the term of the Securities or on the Determination Date.  The return of a Security may be significantly less than the return of a direct investment in a product that tracks the return of the Underlying Index to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Securities, we and every investor agree to characterize the Securities as consisting of a cash-settled knock-in Put Option and a Deposit of cash with the issuer.  Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit and will be subject to the federal income tax rules governing short-term debt instruments, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received.  If the Put Option is exercised (i.e., a cash payment of less than the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain or loss in respect of the Put Option in an amount equal to the difference between (1) the sun of the Put Premium paid to the investor and the cash payment made to the investor at maturity and (2) the principal amount of the Security.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein.  Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Securities, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted under the Internal Revenue Code. Taxpayers should seek their own advice based on their particular circumstances from an independent tax advisor.

Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.